Matthew H. Engle Attorney Direct: (602) 530-8285 Email: matt.engle@gknet.com

December 3, 2019

VIA EDGAR

Mr. Daniel F. Duchovny
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Washington, D.C. 20549

Re:
Reponses to letter dated November 29, 2019, containing comments to Creative Learning Corporation PREC14A filed on November 19, 2019, by Christopher Rego and Rod Whiton, File No. 000-52883

Dear Mr. Duchovny:

Please see the responses below to the comments contained in your letter dated November 29, 2019, containing comments to the PREC14A filed on November 19, 2019, by Christopher Rego and Rod Whiton. I have included the relevant excerpts from your letter in italics below.

1. Please advise us, with a view toward revised disclosure, whether or not Mr. Rego and Mr. are acting as a group within the meaning of Section 13(d)(3). Please specifically address whether or not these parties have acted in concert to nominate directors at Creative Learning and, if so, whether such action constituted a joint effort to "hold" the equity securities of Creative Learning within the meaning of Section 13(d)(3). Please also specifically address when a group existed for the purpose of acquiring Creative Learning equity securities within the meaning of Section 13(d)(3). To the extent a group exists, Rule 13d-5, titled "Acquisition of securities," could apply (if its conditions were met) and would require a Schedule 13D to be filed within 10 days of the acquisition that would have been deemed to occur. Given that no Schedule 13D (or Schedule 13G) has been filed, please advise us whether or not a legal conclusion was reached that no such filing was or is currently required.

Based on our review and analysis of the applicable regulations and in light of our facts, we believe that Schedule 13D is not required to be filed (and Schedule 13G is inapplicable). Our analysis is as follows.

Mr. Rego and Mr. Whiton do not have a formal agreement to act together for the purpose of acquiring, holding, voting, or disposing of any equity securities of Creative Learning Corporation (the “Company”). As stockholders who share a belief in the necessity of removing and replacing the Company’s current board of directors, they have agreed to cooperate with respect the solicitation of stockholder consents and the filing of the Consent Statement. They have no agreement, informal or otherwise, to acquire, hold, vote (other than an implicit understating that each will consent to the proposals at issue), or dispose of their shares.

Despite lack of a formal agreement, we acknowledge that by acting in concert to nominate directors of the Company, there is a colorable argument that they have entered into an informal voting agreement and thus constitute a “group” under Rule 13d-5.

Mr. Daniel F. Duchovny
December 3, 2019

However, even assuming that a “group” exists under Rule 13d-5, our assertion that no Schedule 13D need be filed with respect to Mr. Rego and Mr. Whiton is based largely on our analysis of Question 105.06 of the Securities and Exchange Commission’s Compliance and Disclosure Interpretations (“CD&I”) titled “Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting” (available at https://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm).

The facts presented in Question 105.06 indicate that the shareholders at issue entered into a voting agreement whereby each agreed to vote their shares in favor of certain director candidates, thus forming a “group” under Rule 13d-5(b) because they agreed to act together for the purpose of voting the equity securities of the issuer. The question presented was under what circumstances the beneficial ownership of a party to the voting agreement is attributed to one or more other parties to the agreement. In its response, the SEC Staff made clear that the formation of a “group” under Section 13 does not, without more, result in the attribution of beneficial ownership to each group member of the securities beneficially owned by other members. I quote the relevant parts of the CD&I answer here (emphasis added):

Answer: The formation of a group under Rule 13d-5(b), without more, does not result in the attribution of beneficial ownership to each group member of the securities beneficially owned by other members…. In order for one party to the voting agreement to be treated as having or sharing beneficial ownership of securities held by any other party to the voting agreement, evidence beyond formation of the group under Rule 13d-5(b) would need to exist. For example, if a party to the voting agreement has the right to designate one or more director nominees for whom the other parties have agreed to vote, the party with that designation right becomes a beneficial owner of the securities beneficially owned by the other parties under Rule 13d-3(a), because the agreement gives that person the power to direct the voting of the other parties’ securities. Similarly, if a voting agreement confers the power to vote securities pursuant to a bona fide irrevocable proxy, the person to whom voting power has been granted becomes a beneficial owner of the securities under Rule 13d-3… Conversely, parties that do not have or share the power to vote or direct the vote of other parties’ shares would not beneficially own such shares solely as a result of entering into the voting agreement….

Unlike our facts, it appears that the parties in the CD&I entered into a formal, and likely written, voting agreement. Mr. Rego and Mr. Whiton do not even have an informal oral agreement other than having each independently decided to consent to the proposals in the same manner. The CD&I makes clear that even with a voting agreement, additional facts are necessary before beneficial ownership of Mr. Rego’s shares would be attributed to Mr. Whiton, or vice versa. Pursuant to the CD&I, such additional facts would include Mr. Rego or Mr. Whiton having the right to designate a director nominee for whom the other is required to consent, giving the other person the power to direct the voting of his securities, or granting the other person an irrevocable proxy to vote his shares. None of those facts are present here. At best, Mr. Rego and Mr. Whiton have an informal agreement to cooperate with respect to the consent solicitation. Neither person has the power to vote or direct the voting of the other’s shares – in fact, neither Mr. Rego nor Mr. Whiton is actually obligated to execute the stockholder consent with respect to their own shares.

Neither Mr. Rego nor Mr. Whiton alone owns more than 5% of the securities of the Company. And in light of the SEC’s position set forth in the CD&I and the facts of the situation at hand, we don’t believe the shares held by Mr. Rego or Mr. Whiton would be deemed to be beneficially held by the other, and therefore, even if a “group” exists, their beneficial ownership would not exceed the five percent threshold required to necessitate a Schedule 13D filing.

Mr. Daniel F. Duchovny
December 3, 2019

2. Please include the names of all of your nominees on the cover page of your proxy statement.

We have added the names of the other two nominees to the Cover Page in response to this request.

3. Please disclose in an appropriate location of your proxy statement the consequences of a change of control in the company if more than two of your nominees are elected. Describe any acceleration in, for example, debt obligations, incentive compensation and employment agreements.

Based on a review of the agreements disclosed in the Company’s most recent Form 10-K filed on September 4, 2019, the subsequently filed Form 8-Ks, and the Form 10-Q filed on November 22, 2019, we do not believe there would be any material consequences that would occur under any agreements should more than two of the our nominees be elected to the Board. If the Company has entered into other agreements that are not disclosed in the Form 10-K or subsequent filings, we would not be privy to them and thus would not know what if any consequences might result.

4. We note the disclosure in footnote 1. Please revise your disclosure to describe the consequences to your solicitation, to the company and to the company's security holders if your legal analysis is not accepted by a Delaware court.

It is clear under Delaware state law that any requirement of unanimous stockholder consent contained in the Company's Bylaws to effect the removal of directors by written consent is invalid. Although the Company’s Amended and Restated Bylaws includes a unanimity requirement, the Company’s certificate of incorporation contains no such requirement, and pursuant to Section 228(a) of Delaware General Corporate Law, any such requirement must be contained in the certificate of incorporation. Additionally, Section 141(k) of Delaware General Corporate Law provides that any director may be removed by the holders of a majority of the shares then entitled to vote at an election of directors.

5. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

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Your belief that the security holders are not "appropriately represented in the boardroom."

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Your suggestion that the current directors are not "committed to safeguarding and promoting the best interests of all Company stockholders."

Please see the revised language on page 4 added in response to this request.

6. Please include a website for the posting of your proxy statement other than Edgar.

We have added the URL of a website other than Edgar on which the consent statement will be posted.

7. Please revise your disclosure to state when the events described in paragraphs 1-3 took place.

Please see the revised and expanded discussion in the section titled “Background to the Solicitation” added in response to this request.

Mr. Daniel F. Duchovny
December 3, 2019

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure in paragraphs 5, 6 and 8.

Please see the revised and expanded discussion in the section titled “Background to the Solicitation” added in response to this request.

9. With a view toward revised disclosure, please tell us whether Mr. Rego has any current disputes or disagreements with the company in connection with his operation of franchises in the UAE and in connection with the payment of fees under his franchise agreement with the company.

We have added a statement to that effect in the section titled “Background to the Solicitation” in response to this request.

10. With respect to your disclosure about attempts by Mr. Rego to offer assistance to the company's then-CEO, please revise to disclose, if true, that Mr. Rego also offered to acquire the company during those communications.

We have added a statement to that effect in the section titled “Background to the Solicitation” in response to this request.

11. We note the goals set forth for Mr. Rego and the other nominees for the company in the penultimate paragraph on page 7. Please disclose whether the nominees have any specific plans to achieve such goals.

We have added a list of specific plans to achieve our nominees’ goals to the penultimate paragraph of the section titled “Background to the Solicitation” in response to this request.

12. Please provide context in this section to disclose that Mr. Furlow is a significant security holder in the company and that two of your nominees hold no shares in the company. Also, revise your disclosure to explain how, given your nominees lesser holdings than the current board members, would affect the decline in the company's "stock price warrants."

Please see the revised and expanded first paragraph to the section titled “Our Four Nominees Have the Experience…” added in response to this request. I note that the phrase “stock price warrants” quoted in your comment did not refer to warrants to purchase shares of stock but rather was part of a larger clause to the effect that the decline in stock price was one of reasons that a change in directors is warranted.

13. Please revise the biographical information for Mr. Whiton to state when he served as interim CEO of the company.

We have added a statement that Mr. Whiton served as interim CEO of the Company from July 22, 2015 to May 11, 2017, to his biographical information in response to this request.

14. We note your disclosure referring to a substitute nominee (page 12). Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Mr. Daniel F. Duchovny
December 3, 2019

We confirm that we will do so, and have added a statement to that effect to the penultimate paragraph of the section titled “Our Four Nominees Have the Experience…” in response to this request.

15. Please revise the form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

We have added this language to the form of consent in response to this request.

16. Please tell us what consideration you have given to underlining the "do not" in the instruction to proposal 1 as you have done in the instruction to proposal 2.

The discrepancy was an oversight. We have underlined the “do not” in the instruction to proposal 1 for consistency.

Very truly yours, GALLAGHER & KENNEDY, P.A.

By:	/s/ Matthew H. Engle
Matthew H. Engle